SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                             SCHEDULE 13D

              UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (AMENDMENT to SCHEDULE 13G)

                          Ashland Coal, Inc.
                           (Name of issuer)

                             Common Stock
                    (Title of class of securities)

                             043906 10 6
                            (CUSIP number)

                          Thomas L. Feazell
         Senior Vice President, General Counsel and Secretary
                          Ashland Oil, Inc.
                          1000 Ashland Drive
                          Russell, KY 41169
                            (606) 329-3333
            (Name, address and telephone number of person
          authorized to receive notices and communications)

                           December 6, 1994
       (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

     Check the following box if a fee is being paid with the
statement.  ____      (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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                                                       Page 2 of 7 pages

CUSIP No.  043906 10 6   13D


1    NAME OF REPORTING PERSONS       Ashland Oil, Inc.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          61-0122250

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
          N/A                                          (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS     00   (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Kentucky

 NUMBER OF       7  SOLE VOTING POWER
   SHARES           9,823,727 shares of Common Stock*
 BENEFICIALLY                 (See Items 1 and 5)
  OWNED BY
    EACH         8  SHARED VOTING POWER
 REPORTING            0
PERSON WITH
                 9  SOLE DISPOSITIVE POWER
                    9,823,727 shares of Common Stock*
                    (See Items 1 and 5)

                10  SHARED DISPOSITIVE POWER
                      0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,823,727 shares of Common Stock*          (See Items 1 and 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       53.7% of the shares of Common Stock*  (See Items 1 and 5)

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											Page 3 of 7

14   TYPE OF REPORTING PERSON
       CO





* Includes shares of Common Stock obtainable through the exercise of the Put and Call Option for 150 shares of Class B Preferred Stock and the subsequent conversion of the Class B Preferred
     Stock into Common Stock before August 18, 1998.

                                                       Page 4 of 7 pages

                  Securities and Exchange Commission
                        Washington, D.C. 20549
                             Schedule 13D

Item 1.  Security and Issuer

     Ashland Oil, Inc. ("Ashland") currently owns 7,071,827 shares of Common Stock ("Common Stock"), par value $.01 per share, of Ashland Coal, Inc. ("Ashland Coal"), a Delaware corporation. Pursuant to a Put and Call Agreement (the "Put and Call Agreement") by and between Ashland and Saarbergwerke AG ("Saarberg") which is attached hereto as Exhibit A, Saarberg granted Ashland the option to purchase 150 shares of Ashland Coal Class B Preferred Stock (the "Class B Preferred") owned by Saarberg (hereinafter the "Call Option") and Ashland granted Saarberg the option to require Ashland to purchase the Class B Preferred (hereinafter the "Put Option"). These options are exercisable during certain periods in February 1995 and are subject to a number of conditions, including appropriate governmental approvals.
     Pursuant to a Restated Shareholders Agreement (the "Shareholders Agreement") among Ashland, Saarberg and Carboex International, Inc. ("Carboex") and Ashland Coal which is attached hereto as Exhibit B, Carboex has a right of first refusal to purchase its Proportionate Percentage (as such term is defined in the Shareholders Agreement) of the Class B Preferred. Carboex's Proportionate Percentage of the Class B Preferred is 20.6%, or 31 shares. In addition, the Shareholders Agreement requires Carboex's consent to the sale of the Class B Preferred, which consent cannot be unreasonably withheld.
     Each share of Class B Preferred is presently convertible into 18,346 shares of Common Stock. This conversion rate increases to 19,596 shares of Common Stock on August 18, 1998 and to 20,846 shares of Common Stock on August 18, 2003. The holders of the Class B Preferred and Class C Preferred Stock, voting together as a class and using cumulative voting, have the right to elect one director to Ashland Coal's Board of Directors for every 63 shares of Class B Preferred and Class C Preferred Stock held by such holders, provided that the maximum number of directors which can be elected is three.
     The principal executive offices of Ashland Coal are located at 2205 Fifth Street Road, Huntington, West Virginia 25771.

                                                       Page 5 of 7 pages

Item 2.  Identity and Background
     (a), (b) and (c)    Ashland is a Kentucky corporation with its
principal executive offices located at 1000 Ashland Drive, Russell, KY 41169. Ashland is a large U.S. independent refiner and independent crude oil gatherer and marketer; a regional retail marketer of gasoline and merchandise; and a motor oil and automotive chemical marketer in the U.S. and other countries.
     In addition, Ashland is a large distributor of chemicals and plastics in North America; a supplier of specialty chemicals worldwide; a large U.S. highway contractor; and a producer of natural gas and crude oil. Ashland also has equity positions in Ashland Coal and Arch Mineral Corporation, both U.S. coal producers.
     The executive officers and directors of Ashland and their principal occupations and business addresses are shown on the attached
Schedule I. Each executive officer's position is with Ashland Oil, Inc. or a division or subsidiary thereof. Each director's address is Ashland Oil, Inc., c/o Office of the Secretary,1000 Ashland Drive, Russell, KY 41169.
     (d-e)     During the last five years, neither Ashland nor any of
the persons listed in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f)  Each executive officer and director is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration
     The purchase price of the Class B Preferred pursuant to the exercise of either the Call Option or Put Option is $110,076,000. The consideration for the purchase price will be provided from the issuance of corporate debt.

                                                       Page 6 of 7 pages
Item 4.  Purpose of Transaction
     Ashland acquired the Call Option and granted the Put Option for investment purposes. Ashland currently intends to exercise the Call Option during the February 1995 exercise period. Currently, Ashland does not intend to convert the Class B Preferred into Common Stock.
     Pursuant to the Put & Call Agreement, upon the closing of the purchase of the Class B Preferred, the two directors elected by Saarberg to Ashland Coal's Board of Directors will resign. Ashland as owner of the Class B Preferred intends to elect at least one representative to Ashland Coal's Board and may choose to elect a second representative to fill these vacancies (assuming Carboex does not exercise its right of first refusal described in Item 1, in which case, Ashland will presumably only elect one director).
     Ashland has no current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Ashland Coal except periodic reinvestment of dividends under the Ashland Coal Dividend Reinvestment Plan, or the disposition of securities of Ashland Coal, except as otherwise described herein;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Ashland Coal or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Ashland Coal or any of its subsidiaries; (d) any change in the present Board of Directors or Management of Ashland Coal other than as described above; (e) any material change in the present capitalization or dividend policy of Ashland Coal; (f) any other material change in Ashland Coal's business or corporate structure; (g) changes in Ashland Coal's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ashland Coal by any person; (h) causing a class of securities of Ashland Coal to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Ashland Coal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange
Act of 1934; or (j) any action similar to any of those enumerated above.

                                                       Page 7 of 7 pages
  Item 5.  Interest in Securities of the Issuer
     Ashland currently owns 7,071,827 shares of Common Stock which constitutes 38.6% of the voting power of Ashland Coal. Assuming the exercise of either the Call Option or Put Option and the immediate conversion of the 150 shares of Class B Preferred into Common Stock, Ashland may be deemed to beneficially own a total of 9,823,727 shares of Common Stock which would constitute a total of 53.7% of the voting power of Ashland Coal. No transactions were effected with respect to the Common Stock during the past 60 days by Ashland, its subsidiaries and its executive officers, directors and affiliated persons other than the Call and Put Option transaction described above and the periodic reinvestment of dividends under the Ashland Coal Dividend Reinvestment Plan.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
     See Item 1.


Item 7.  Material to be Filed as Exhibits
     A.  Option Agreement
     B.  Shareholders Agreement



                              SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         December 15, 1994
                                		------------------------------
                                              (Date)

                                         /s/ Thomas L. Feazell
                           							------------------------------
                                   Thomas L. Feazell
                                   Senior Vice President, General
                                   Counsel and Secretary of
                                   Ashland Oil, Inc.

                              Schedule I


                        DIRECTORS AND OFFICERS
                                  OF
                          ASHLAND OIL, INC.
             PRINCIPAL OCCUPATIONS AND BUSINESS ADDRESSES



            DIRECTORS            PRINCIPAL OCCUPATION*
          ---------------    ---------------------------------

          Jack S. Blanton    Chairman of the Board of Houston
                             Endowment, Inc., and Director and
                             President of Eddy Refining Company,
                             Houston, Texas

          Thomas E. Bolger   Chairman of the Executive Committee of
                             the Board of Bell Atlantic Corporation,
                             Philadelphia, Pennsylvania

          Samuel C. Butler   Partner of Cravath, Swaine & Moore,
                             Attorneys, New York, New York

          Frank C. Carlucci  Chairman of the Board of the Carlyle
                             Group, Washington, D.C.

          Paul W. Chellgren  President and Chief Operating Officer of
                             Ashland Oil, Inc., Ashland, Kentucky

          James B. Farley    Retired Chairman and Current Trustee of
                             Mutual of New York, New York

          Edmund B.          Managing Director of Woodmont
          Fitzgerald         Associates, Nashville, Tennessee

          Ralph E. Gomory    President of the Alfred P. Sloan
                             Foundation, New York, New York

          John R. Hall       Chairman of  the Board of and Chief
                             Executive Officer of Ashland Oil, Inc.,
                             Ashland, Kentucky

          Mannie L. Jackson  Majority owner and Chairman of the
                             Harlem Globetrotters, International

          Patrick F. Noonan  Chairman of the Board and Chief
                             Executive Officer of The Conservation
                             Fund, Arlington, Virginia

            DIRECTORS            PRINCIPAL OCCUPATION*
          ---------------    ---------------------------------

          Jane C. Pfeiffer   Management Consultant, Greenwich,
                             Connecticut

          James R. Rinehart  Business and Labor Consultant, Hiram,
                             Ohio

          Michael D. Rose    Chairman of the Board of The Promus
                             Companies Incorporated, Memphis,
                             Tennessee

          William L. Rouse,  Investments, Lexington, Kentucky
          Jr.

          Dr. Robert B.      Professor, Harvard Business School,
          Stobaugh           Boston, Massachusetts

          James W.           Oil and Gas Producer, Chairman of the
          Vandeveer          Board of Vantex Enterprises, Inc.,
                             Dallas, Texas





*  For business addresses, see Item 2.

         EXECUTIVE OFFICERS    BUSINESS ADDRESS    PRINCIPAL OCCUPATION
         ------------------   -------------------  -----------------------

          John R. Hall        P.O. Box 391         Chairman of the
                              Ashland, KY  41114   Board and Chief
                                                   Executive Officer

          Paul W. Chellgren   P. O. Box 391        President and
                              Ashland, KY  41114   Chief Operating
                                                   Officer

          James R. Boyd       P. O. Box 391        Senior Vice
                              Ashland, KY  41114   President and
                                                   Group Operating
                                                   Officer

          John A. Brothers    Ashland Chemical     Senior Vice
                              Company, a           President and
                              Division of          Group Operating
                              Ashland Oil, Inc.    Officer
                              P.O. Box 2219
                              Columbus, OH
                              43216

          J. Marvin Quin      P. O. Box 391        Senior Vice
                              Ashland, KY  41114   President and
                                                   Chief Financial
                                                   Officer

          Thomas L. Feazell   P. O. Box 391        Senior Vice
                              Ashland, KY  41114   President,
                                                   General Counsel
                                                   and Secretary

          Robert E. Yancey,   P. O. Box 391        Senior Vice
          Jr.                 Ashland, KY 41114    President and
                                                   Group Operating
                                                   Officer;
                                                   President, Ashland
                                                   Petroleum Company,
                                                   a Division of
                                                   Ashland Oil, Inc.

          Harry M. Zachem     P. O. Box 391        Senior Vice
                              Ashland, KY  41114   President,
                                                   External Affairs

          John D. Barr        P. O. Box 14000      Senior Vice
                              Lexington, KY        President;
                              40512                President, The
                                                   Valvoline  Company

          David J. D'Antoni   Ashland Chemical     Senior Vice
                              Company, a           President;
                              Division of          President, Ashland
                              Ashland Oil, Inc.    Chemical Company,
                              P. O. Box 2219       a Division of
                              Columbus, OH         Ashland Oil, Inc.
                              43216

         EXECUTIVE OFFICERS    BUSINESS ADDRESS    PRINCIPAL OCCUPATION
         ------------------   -------------------  -----------------------


          John F. Pettus      P. O. Box 14000      Senior Vice
                              Lexington, KY        President;
                              40512                President,
                                                   SuperAmerica
                                                   Group, a Division
                                                   of Ashland Oil,
                                                   Inc.

          Charles F. Potts    APAC, Inc.           Senior Vice
                              3340 Peachtree       President;
                              Rd., NE              President, APAC,
                              Tower Place          Inc.
                              Atlanta, GA  30326

          G. Thomas           14701 St. Mary's     Senior Vice
          Wilkinson           Lane                 President;
                              Houston, TX  77079   President, Ashland
                                                   Exploration, Inc.

          John W. Dansby      P. O. Box 391        Administrative
                              Ashland, KY  41114   Vice President;
                                                   Treasurer

          Kenneth L. Aulen    P. O. Box 391        Administrative
                              Ashland, KY  41114   Vice President;
                                                   Controller

          Philip W. Block     P. O. Box 391        Administrative
                              Ashland, KY  41114   Vice President


          Fred E. Lutzeier    P. O. Box 391        Auditor
                              Ashland, KY  41114